UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number [0-26058]

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KFORCE GOVERNMENT PRACTICE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KFORCE INC.

1001 EAST PALM AVENUE

TAMPA, FL 33605

KFORCE GOVERNMENT PRACTICE PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors, Participants, and Administrator of

Kforce Government Practice Plan

Tampa, Florida

We have audited the accompanying statements of net assets available for benefits of the Kforce Government Practice Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2008, and (2) delinquent participant contributions for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Certified Public Accountants

Tampa, Florida
June 24, 2009

KFORCE GOVERNMENT PRACTICE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
Participant-directed investments—at fair value (including $154,863 and $28,506 of participant loans, respectively)	$5,046,926	$3,690,746

Receivables:
Employer contribution	854,670	583,739
Participant contributions	—	94,426

Total receivables	854,670	678,165

Net assets available for benefits at fair value	5,901,596	4,368,911
Adjustments from fair value to contract value for fully benefit-responsive investment contract	—	—

Net assets available for benefits	$5,901,596	$4,368,911

See notes to financial statements.

KFORCE GOVERNMENT PRACTICE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

Investment income (loss):
Net depreciation in fair value of investments	$(1,635,638)
Interest and dividends	93,485

Net investment loss	(1,542,153)

Contributions:
Participant	2,693,883
Employer	854,670
Rollovers from other qualified plans	454,588

Total contributions	4,003,141

Benefits paid to participants	(935,122)

Other expenses	(1,028)

Net increase in net assets	1,524,838

Transfers into plan	7,847

Net assets available for benefits:
Beginning of period	4,368,911

End of period	$5,901,596

See notes to financial statements.

KFORCE GOVERNMENT PRACTICE PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

General—The Kforce Government Practice Plan (the “Plan”) is sponsored by Kforce Government Holdings, Inc. (“Kforce”). The Plan is a defined contribution plan covering substantially all employees of Kforce Government Solutions, Inc. (“KGS”), except those that meet certain exceptions. The Plan’s trustee is Prudential Bank & Trust FSB (“Prudential” or the “Trustee”) and the record keeper is The Prudential Insurance Company of America. The Plan was initiated on October 2, 2006.

Effective January 1, 2008, the Plan was amended and restated to reflect changes made to applicable law by the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”) and by recent Treasury Regulations, and to provide for certain other desired changes.

Effective January 1, 2009, the Plan was amended to include RDI Systems Inc. (“RDI”) as a participating employer in the Plan. RDI was merged with KGS Effective April 1, 2009.

The following description of the Plan is provided for general information purposes. Participants should refer to the Plan agreement for a more complete description of the Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility—All employees of KGS are eligible to participate in the Plan with the exception of the following:

•	Employees who are leased employees under Internal Revenue Code (the “Code”) Section 414(n)

•	Employees who are covered by a collective bargaining agreement that does not provide for participation in the Plan

•	Employees who are nonresident aliens with no U.S. source earned income

•	Individuals who are performing service as independent contractors or consultants regardless of whether they are subsequently determined to be common law employees

•	Employees who are not on the U.S. payroll of Kforce.

Contributions—Participants may contribute up to 75% of their compensation for each year subject to the limitations provided in the Code, which was $15,500 for those under age 50 and $20,500 for those over age 50 for 2008. Kforce matching and other contributions are made at the discretion of the Board of Directors, in cash or Kforce Inc. common stock, in amounts not to exceed the maximum permitted as a deductible expense by the Code. Kforce contributions, if any, are funded annually to eligible participants remaining in the Plan at each year-end. Eligible participants are employees who are active as of the last day of the Plan year and who have completed at least 1,000 hours as of the last day of the Plan year, or who have terminated employment because of death, total disability or after reaching age 55. For the year ended December 31, 2008, Kforce made matching contributions equal to 50% of each participant’s deferral up to 10% of eligible compensation for all eligible participants at December 31, 2008.

All contributions to the Plan are deposited with the Trustee. Contributions are then directed at the employee’s discretion into various investment options. Investment elections may be changed by the employee at any time.

Participant Accounts—Each participant’s account is self-directed and is credited with the participant’s contributions, Kforce’s matching and other contributions, rollovers and Plan earnings and is charged with withdrawals and Plan losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Rollovers—All employees are eligible to make cash rollover contributions to the Plan from a previous employer’s qualified retirement plan or a conduit IRA.

Vesting—Participants are immediately vested in their contributions plus actual earnings, if any, thereon. Kforce contributions and earnings, if any, vest at the rate of 20% for each year of service earned, per the Plan. Kforce contributions become 100% vested upon:

•	Normal retirement

•	Total disability

•	Death

•	Completion of five years of vesting service

•	Plan termination.

In-Service Withdrawals—Participants may request the following types of in-service withdrawals from the Plan during any given calendar month:

•	Age 59- 1/2

•	Financial hardship

•	Withdrawals from rollover contribution account

Plan Termination—Although it has not expressed any intent to do so, Kforce has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the trust shall continue until all participants’ accounts have been completely distributed to each participant (or their designated beneficiary) in accordance with the Plan.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Kforce contributions are automatically invested in the investment options selected by each participant for their contributions.

Loans—Participants may borrow money from their vested account balance for any reason. The maximum amount available for loans is the lesser of $50,000, reduced by the participant’s highest loan balance outstanding in the 12 months prior to the date of the loan, or 50% of the participant’s vested account balance. The minimum amount for a loan is $500.

Loan repayments must have a definite repayment period not to exceed five years unless the loan is for the purchase of a principal residence, in which case the repayment period must not exceed 10 years. Participant loans, including interest thereon, are taxable to the participant and subject to applicable excise penalties upon default.

The loans are collateralized by the balance in the participant’s account and bear interest at a reasonable fixed rate of interest, as defined by the Plan. Principal and interest are generally paid ratably through payroll deductions, but may also be paid directly to the Trustee.

Payment of Benefits—Upon termination of service, a participant may elect an immediate single-sum payment. Other forms of payment are available, as defined by the Plan. Withdrawals from the Plan shall be paid to a participant, to the extent possible, in cash or Kforce Inc. common stock, as elected by the participant.

At December 31, 2008 and 2007, there were no distribution payments that were processed and approved for payment by the Plan, but not yet paid to participants.

Forfeited Accounts—Non-vested balances resulting from Kforce contributions will be forfeited upon the date the participant incurs five consecutive one-year breaks in service or receives a distribution. A one-year break in service is any year a participant works less than 500 hours. For terminated employees who receive a distribution but who are re-employed during the five consecutive years following termination, the forfeiture amount shall be restored to the participant’s account if the participant pays back the full amount of the distribution within five years of the re-employment date.

Forfeited balances will be used to reduce employer matching contributions, if any, then to reduce employer non-elective contributions. For the year ended December 31, 2008, there was approximately $19,900 in matching contributions made using forfeited funds. The suspense account was maintained in the Guaranteed Income Fund at December 31, 2008 and 2007. Forfeited funds in the suspense account at December 31, 2008 and 2007 were approximately $17,400 and $10,900, respectively.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including common stock, mutual funds, pooled separate accounts and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. The units of the pooled separate accounts are stated at fair value, as determined by the issuer of the pooled separate accounts based on the fair market value of the underlying investments, which are shares of mutual funds and common stock. The fully benefit-responsive investment contract is stated at fair value and then adjusted to contract value. The fair value of the contract, which approximates contract value at December 31, 2008 and 2007, is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations and risks. Participant loans are valued based upon their outstanding loan balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and in the units of pooled separate accounts are deducted from income or loss on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Contributions—Employee contributions are recorded when eligible compensation is paid. Kforce contributions are recorded when authorized.

Payment of Benefits—Benefits are recorded when paid.

Expenses of Plan—Administrative expenses of the Plan are paid by Kforce.

New Accounting Pronouncement—The financial statements reflect the prospective adoption of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), as of the beginning of the year ended December 31, 2008 (see Note 5). SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of SFAS 157 had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

3.	INVESTMENTS

The following presents the individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2008 and 2007:

	December 31
Description of Investment	2008	2007
Large Cap Value/LSV Asset Management Fund	$647,449	$516,113
Thornburg International Value Fund	544,359	499,536
Guaranteed Income Fund (see Note 4)	1,070,017	569,665
American Funds Growth Fund of America	763,835	663,884
Small Cap Value/Munder Capital Fund	—	225,327
Pimco Total Return Fund	636,961	425,616
Mid Cap Growth/TimesSquare Fund	296,259	234,230

During the year ended December 31, 2008, the Plan’s investments, including gains and losses on investments purchased, sold, and held during the year, appreciated (depreciated) in value as follows:

Net Realized and Unrealized Appreciation (Depreciation) In Fair Value of Investments
Mutual fund—Jennison Small Company Fund	$(38,230)
Mutual fund—Pimco Total Return Fund	(4,856)
Mutual fund—Dryden Stock Index Fund	(29,287)
Mutual fund—Van Kampen Equity and Income Fund	(41,187)
Mutual fund—American Funds Growth Fund of America	(412,296)
Mutual fund—Goldman Sachs Mid-Cap Value Fund	(78,790)
Mutual fund—Thornburg International Value Fund	(325,757)
Mutual fund—Columbia Small Cap Value Fund I A	18,400
Pooled separate account—Large Cap Value/LSV Asset Management Fund	(323,944)
Pooled separate account—International Value/LSV Management Fund	(45,309)
Pooled separate account—Small Cap Value/Munder Capital Fund	(184,762)
Pooled separate account—Small Cap Growth/Granahan Fund	(30,097)
Pooled separate account—Mid Cap Growth/TimesSquare Fund	(121,451)
Kforce Inc. common stock	(18,072)

Net depreciation in fair value of investments	$(1,635,638)

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a fully benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company (“PRIAC”). PRIAC maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by PRIAC. At December 31, 2008 and 2007, the contract value approximated fair value; therefore, no adjustment was necessary. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 10% of the value of the general account without incurring a penalty. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. PRIAC may not terminate the contract at any amount less than contract value.

PRIAC is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 1.50%. Such interest rates are reviewed on a semi-annual basis for resetting.

	December 31, 2008	December 31, 2007
Average yields:
Based on annualized earnings (1)	3.30%	3.45%
Based on interest rate credited to participants (2)	3.30%	3.45%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

5.	FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted SFAS 157. In accordance with SFAS 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008:

		Fair Value Measurements at Reporting Date Using:
Description of Investment	December 31 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$2,715,910	$2,715,910	$—	$—
Guaranteed income fund	1,070,017	—	1,070,017	—
Pooled separate accounts	1,004,890	—	1,004,890	—
Participant loans	154,863	—	—	154,863
Common stock	101,246	101,246	—	—

Total	$5,046,926	$2,817,156	$2,074,907	$154,863

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) for the year ended December 31, 2008:

Participant Loans
Beginning balance	$28,506
Issuances, repayments and settlements (net)	126,357

Ending balance	$154,863

Participant loans are stated at the outstanding principal, which approximates fair value.

6.	FEDERAL INCOME TAX STATUS

The Plan used a prototype plan document sponsored by Prudential from its inception until the Plan was amended in July 2007. In connection with the amendment to the Plan on July 2, 2007, the Plan was converted to a custom plan document, which was effective retroactively to October 2, 2006. Prudential received an opinion letter from the Internal Revenue Service (“IRS”), dated June 3, 2004, which states that the prototype document satisfies the applicable provisions of the Code. The Plan itself has not received a determination letter from the IRS; however, Plan management applied for a determination letter on January 27, 2009, which has been acknowledged by the IRS. Plan management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include shares of mutual funds, pooled separate accounts, and an unallocated insurance contract managed by the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan participants for the investment management services were included as a reduction of the return earned on each investment.

At December 31, 2008 and 2007, the Plan held 13,183 and 4,931 shares, respectively, of common stock of Kforce Inc., the parent company of the sponsoring employer.

8.	NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

Kforce remitted the January 25, 2008 participant contributions of approximately $148,000 to the trustee on February 22, 2008, which was later than required by Department of Labor (“D.O.L.”) Regulation 2510.3-102. As a result, Kforce will file Form 5330 with the Internal Revenue Service and will pay an excise tax on the transaction during the 2009 Plan year.

In March 2008, Kforce remitted an additional contribution, which represented the amount of investment income that would have been earned by the participants had the contribution been remitted on a timely basis.

KFORCE GOVERNMENT PRACTICE PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

Identity of Party Involved	Description of Investment	Current Value
Kforce Inc. *	Common Stock	$101,246

Jennison Small Company Fund*	Mutual Fund	140,159
Pimco Total Return Fund	Mutual Fund	636,961
Dryden Stock Index Fund	Mutual Fund	65,381
Van Kampen Equity and Income Fund	Mutual Fund	141,564
American Funds Growth Fund of America	Mutual Fund	763,835
Goldman Sachs Mid-Cap Value Fund	Mutual Fund	153,475
Thornburg International Value Fund	Mutual Fund	544,359
Columbia Small Cap Value Fund I A	Mutual Fund	270,176
Large Cap Value/LSV Asset Management Fund*	Pooled Separate Account	647,449
International Value/LSV Management Fund*	Pooled Separate Account	61,182
Mid Cap Growth/TimesSquare Fund*	Pooled Separate Account	296,259
Guaranteed Income Fund*	Unallocated insurance contract	1,070,017

Various Participants*	Participant loans (maturing 2009 – 2014 at interest rates ranging from 6.00% to 9.25%)	154,863

		$5,046,926

*	Indicates a party-in-interest to the Plan.

KFORCE GOVERNMENT PRACTICE PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

Question 4a “Did the employer fail to transmit to the Plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

Identity of Party Involved	Relationship to Plan, Employer Or Other Party-in-Interest	Description of Transaction	Amount
Kforce Government Holdings Inc.	Employer/ Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The January 25, 2008 participant contribution was deposited February 22, 2008.	$148,013

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kforce Government Practice Plan

June 26, 2009	/s/ David M. Kelly
David M. Kelly
Secretary of the Plan Administrator Senior Vice President, Finance and Accounting of Kforce Inc.

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm